SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No.  10  )*


                  First Charter Corporation

                     (Name of Issuer)

                $5.00 Par Value Common Stock

               (Title of Class of Securities)

                       319 439 105
                     (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



               (Continued on the following page(s))
                       Page 1 of  3   Pages

CUSIP NO.  319 439 105


(1)   Names of Reporting Persons S.S.  or I.R.S. Identification Nos.  of Above
      Persons:

      First Union Corporation                                     56-0898180
      First Union National Bank of North Carolina                 56-0900030



(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)                     [ ]
      (b)                     [ ]



(3)   SEC Use Only



(4)   Citizenship or Place of Organization:

      First Union Corporation - North Carolina


Number of Shares              (5)Sole Voting Power                   80,353
Beneficially                  (6)Shared Voting Power                289,863
Owned by Each                 (7)Sole Dispositive Power              24,598
Reporting Person With:        (8)Shared Dispositive Power           346,539



(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      371,137


(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
      [ ]



(11)  Percent of Class Represented by Amount in Row 9
      10.6%


(12)  Type of Reporting Person (See Instructions)

      First Union Corporation (HC)
      First Union National Bank of North Carolina (BK)

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION


Date February 13, 1995


Signature

Dorothy F. Crowe Assistant Vice President & Compliance Officer

Name  of Reporting  Person  and S.S.  or  I.R.S. Identification  No. of  Above
Person:


First Union Corporation (HC)                                      56-0898180
First Union National Bank of North Carolina (BK)                  56-0900030